Exhibit 99.1
E-House Reports First Quarter 2010 Results
Revenues Grew 118% Year-Over-Year;
Net Income Attributable to Shareholders Grew 50% Year-Over-Year;
Non-GAAP Net Income Attributable to Shareholders Grew 99% Year-Over-Year
SHANGHAI, China, May 13, 2010 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2010.
First Quarter 2010 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold increased 85% year-on-year and reached 2.5 million square meters. Total value of new properties sold increased 120% year-on-year and reached RMB21.9 billion ($3.2 billion).

•
Total revenues increased 118% year-on-year and reached $71.4 million, including $8.2 million contributed by China Online Housing Technology Corporation (“COHT”). The remaining revenues increased 93% year-on-year and reached $63.2 million.

•
Net income increased 77% year-on-year and reached $11.7 million. Non-GAAP net income[1] increased 169% year-on-year and reached $22.9 million. Non-GAAP net income includes $1.2 million attributable to COHT, while the remaining non-GAAP net income increased 154% and reached $21.7 million.

•
Net income attributable to E-House shareholders increased 50% year-on-year and reached $10.6 million, or $0.13 per diluted ADS. Non-GAAP net income attributable to E-House shareholders[1] increased 99% year-on-year and reached $17.8 million, or $0.22 per diluted ADS.

“Building on the momentum from a strong 2009, we delivered excellent operating and financial results in the first quarter of 2010,” said Mr. Xin Zhou, E-House’s executive chairman. “We recorded triple digit growth in most of our key operating and financial measures. This clearly demonstrates our leadership position in the Chinese real estate service industry and our ability to continue to gain market share.”
Mr. Zhou added, “In an effort to slow down the rapidly rising real estate prices in some major cities, the Chinese government announced a number of measures in April designed to cool the real estate market, including, among others, raising the required down payment to 50% of the total purchase price for second home purchases and allowing local governments to impose further restrictions on mortgage loans for third home purchases and purchases by non-residents. Since then, some local governments have indeed imposed a moratorium on mortgage loans for third home purchases by local residents and loans to any purchase by non-residents who cannot show evidence of at least one year of tax payment in the local jurisdiction. Local governments in some cities, including Beijing, have also imposed temporary limits on housing purchases to one new unit per household. Other local governments may also announce specific measures in the coming weeks.”

[1]
Non-GAAP net income and non-GAAP net income attributable to E-House shareholders in this press release exclude share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou added, “These measures by the central and local governments are more severe and drastic than all past cooling-off measures in recent years and have had an immediate and sizeable impact on the market sentiment and transaction activities. Transaction volumes for both new and existing homes declined dramatically in the weeks following the announcements of the measures as both developers and would-be buyers paused to digest the new measures and reassess the market. Such market reaction is typical and has been observed following previous rounds of cooling-off measures by the governments in recent years. We therefore expect market transaction volume to remain depressed over the next one to three months and transaction prices to show signs of softening. Following that, we believe market transactions should return to a more normal and rational level, as was the case before. We also believe it is the government’s consistent goal to support and maintain long-term and stable growth of China’s real estate industry.”
Mr. Zhou concluded, “While the current market conditions will negatively impact E-House’s transaction volume and financial results in the near term, we believe that these types of market volatilities present unique opportunities, as they enable us to more clearly demonstrate our ability to add value for our clients by helping them formulate and execute effective marketing and sales strategies. As demonstrated in the past, periods with market fluctuations and volatility were the best times for us to build up our project pipeline and increase our market share, providing the foundation for strong growth when market conditions improve. In fact, in the weeks since the announcement of the new policies, we have already intensified our dialogue with our developer clients and seen accelerated new project signing. Furthermore, our real estate information, consulting and online business, operated by CRIC, is less susceptible to short-term market volatilities. As demonstrated by the announced strategic cooperation agreement with Baidu, Inc. (NASDAQ: BIDU), we are continuing to execute our growth strategy by taking on new initiatives. Overall, we remain confident in the medium- and long-term growth of the Chinese real estate industry and our ability to deliver growth and value to our shareholders.”
Financial Results for the First Quarter of 2010
Revenues
First quarter total revenues were $71.4 million, an increase of 118% from $32.8 million for the same quarter of 2009.
Primary Real Estate Agency Services
First quarter revenues from primary real estate agency services were $42.4 million, an increase of 143% from $17.4 million for the same quarter of 2009. This increase was mainly due to an 85% increase in total GFA of new properties sold, a 120% increase in total transaction value of new properties sold and an average commission rate of 1.3% in the first quarter of 2010, compared to 1.2% for the same quarter in 2009. (See “Selected Operating Data” below for more details on total GFA and total transaction value of new properties sold.)
Secondary Real Estate Brokerage Services
First quarter revenues from secondary real estate brokerage services were $4.4 million, an increase of 46% from $3.0 million for the same quarter of 2009. This increase was mainly due to higher total secondary real estate transaction volume under improved market conditions, and an increase in the total number of secondary real estate brokerage stores E-House operated from 106 as of March 31, 2009 to 111 as of March 31, 2010.
Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting and online services in China. First quarter revenues from CRIC were $24.2 million, an increase of 99% from $12.2 million for the same quarter of 2009. Total revenues for the first quarter of 2010 included $8.2 million attributable to COHT, while the remainder were $16.0 million, an increase of 31% from $12.2 million for the same quarter in 2009.

The year-on-year increase in revenues from CRIC was attributable to increases in revenues from CRIC’s real estate information and consulting services and the acquisition of COHT. The increase in revenues from real estate information and consulting services were primarily due to an increased number of subscribers to the CRIC database and more demand for the Company’s customized real estate reports, as well as higher consulting revenues resulting from increased numbers of consulting clients and projects in 2010. CRIC completed its acquisition of COHT concurrently with its initial public offering (“IPO”) in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009. COHT generates online advertising revenues through operating a real estate Internet business in China.
Cost of Revenues
First quarter cost of revenues was $19.7 million, an increase of 100% from $9.8 million for the same quarter of 2009. First quarter cost of revenues included $4.9 million attributable to COHT, while the remaining cost of revenues was $14.8 million, an increase of 51% from $9.8 million for the same quarter of 2009. Other than cost attributable to COHT, the year-on-year increase in cost of revenues was mainly due to higher commissions paid to the Company’s sales staff as a result of higher transaction volume and value of new properties sold.
Selling, General and Administrative (“SG&A”) Expenses
First quarter SG&A expenses were $38.0 million, an increase of 91% from $19.9 million for the same quarter of 2009. First quarter SG&A expenses included $9.0 million attributable to COHT, while the remaining SG&A expenses were $29.0 million, an increase of 46% from $19.9 million for the same quarter of 2009. Other than expenses attributable to COHT, the year-on-year increase in SG&A expenses was primarily due to higher salaries associated with the increased number of staff of the Company’s secondary real estate brokerage and information and consulting services and higher bonus accruals, as well as higher share-based compensation expense as a result of share options and restricted shares granted in 2009.
Income from Operations
First quarter income from operations was $13.7 million, an increase of 340% from $3.1 million for the same quarter of 2009. First quarter non-GAAP income from operations, which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions, was $25.6 million, an increase of 403% from $5.1 million for the first quarter of 2009. First-quarter non-GAAP income from operations included $1.5 million attributable to COHT, while the remaining non-GAAP income from operations was $24.1 million, an increase of 375% from $5.1 million for the first quarter of 2009.
Net Income
First quarter net income was $11.7 million, an increase of 77% from $6.6 million for the same quarter of 2009. First quarter non-GAAP net income, which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions, was $22.9 million, an increase of 169% from $8.5 million for the same quarter of 2009. First-quarter non-GAAP net income included $1.2 million attributable to COHT, while the remaining non-GAAP net income was $21.7 million, an increase of 154% from $8.5 million for the first quarter of 2009.
Net Income Attributable to Non-controlling Interests
In October 2009, CRIC completed the acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in COHT, increasing its interest in COHT from 34% to 100%, in exchange for issuing 47,666,667 ordinary shares to SINA upon CRIC’s IPO. Following the IPO and the acquisition of COHT, E-House remained the majority shareholder of CRIC. As of March 31, 2010, E-House held a 52.14% equity interest in CRIC. As a result, net income attributable to non-controlling interests in the first quarter of 2010 was $1.1 million, a significant increase from the same quarter of 2009.

Net Income Attributable to E-House Shareholders
First quarter net income attributable to E-House shareholders was $10.6 million, or $0.13 per diluted ADS, an increase of 50% from $7.1 million for the same quarter of 2009. Non-GAAP net income attributable to E-House shareholders, which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions, was $17.8 million, or $0.22 per diluted ADS, an increase of 99% from $9.0 million for the same quarter of 2009.
Cash Flow
As of March 31, 2010, the Company had a cash balance of $490.6 million. First quarter net cash used in operating activities was $42.4 million. This amount was mainly attributable to an increase in customer deposits by $76.0 million and a decrease in accrued payroll and welfare expenses, income tax payable and other tax payables by $17.7 million, partially offset by non-GAAP income from operations of 25.6 million, an increase in deposit payable by $11.3 million and an increase in other current liabilities by $15.8 million.
Business Outlook
The Company estimates that its revenues for the second quarter of 2010 will be in the range of $66 million to $68 million, an increase of 4% to 7% over the same quarter in 2009. The Company’s revenues for the second quarter of 2010 other than revenues to be generated from the online real estate business operated by COHT are estimated to be in the range of $53 million to $54 million, a decrease of 15% to 17% over the same quarter in 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on May 13, 2010 at 8:30 a.m. U.S. Eastern Daylight Time (8:30 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-213-8896
Hong Kong:	+852-3002-1672
Mainland China:	+86-10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until May 20, 2010:

International:	+1-617-801-6888
Passcode:	41704226
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.

About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 100 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information, consulting, online and investment management services. The real estate information, consulting and online services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. As a result of the acquisition of COHT in the fourth quarter of 2009, E-House has computed its non-GAAP financial measures in this press release by excluding items that previously did not exist or were not material. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	March 31,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	548,062	490,638
Restricted cash	8,057	9,293
Customer deposits	38,958	114,987
Unbilled accounts receivable, net	120,020	124,794
Accounts receivable, net	33,452	22,777
Properties held for sale	3,065	10,243
Advance payment for properties	8,108	—
Deferred tax assets	13,337	13,339
Prepaid expenses and other current assets	18,698	32,503
Amounts due from related parties	1,042	715

Total current assets	792,799	819,289
Property and equipment, net	16,219	16,687
Intangible assets, net	202,695	197,613
Investment in affiliates	398	5,028
Goodwill	452,660	452,660
Deferred tax assets, non-current	1,847	1,847
Customer deposits, non-current	981	1,509
Other non-current assets	4,526	4,921

Total assets	1,472,125	1,499,554

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	—	—
Accounts payable	9,865	9,570
Accrued payroll and welfare expenses	31,420	21,732
Income tax payable	38,226	33,021
Other tax payable	12,072	9,289
Amounts due to related parties	1,050	863
Deposit payable	—	11,325
Advance from property buyers	6,587	7,822
Other current liabilities	15,928	30,270

Total current liabilities	115,148	123,892
Deferred tax liabilities	42,327	41,656
Other non-current liabilities	1,331	1,196

Total liabilities	158,806	166,744

Commitments and contingencies
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,145,869 and 80,229,720 shares issued and outstanding, as of December 31, 2009 and March 31, 2010, respectively	80	80
Additional paid-in capital	656,593	661,773
Retained earnings	184,749	195,357
Accumulated other comprehensive income	16,344	16,218

Total E-House equity	857,766	873,428
Non-controlling interests	455,553	459,382

Total equity	1,313,319	1,332,810

TOTAL LIABILITIES AND EQUITY	1,472,125	1,499,554

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2009	2010

Revenues	32,810	71,436
Cost of revenues	(9,813)	(19,654)
Selling, general and administrative expenses	(19,878)	(38,044)

Income from operations	3,119	13,738

Interest expense	(216)	—
Interest income	216	531
Other income, net	4,880	1,580

Income before taxes and equity in affiliates	7,999	15,849
Income tax expense	(1,467)	(4,080)

Income before equity in affiliates	6,532	11,769
Income from equity in affiliates	85	(68)

Net income	6,617	11,701

Less: Net income (loss) attributable to non-controlling interests	(450)	1,093

Net income attributable to E-House shareholders	7,067	10,608

Earnings per share:
Basic	0.09	0.13
Diluted	0.09	0.13
Shares used in computation:
Basic	79,538,674	80,151,775
Diluted	79,625,805	81,101,178
Note	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8263 on March 31, 2010 and USD1 = RMB6.8271 for the three months ended March 31, 2010.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended March 31,
	2009	2010
	(unaudited)	(unaudited)
GAAP income from operations	3,119	13,738
Share-based compensation expense	1,699	6,717
Amortization of intangible assets resulting from business acquisitions	273	5,175

Non-GAAP income from operations[1]	5,091	25,630

GAAP net income	6,617	11,701
Share-based compensation expense (net of tax)	1,699	6,717
Amortization of intangible assets resulting from business acquisitions (net of tax)	205	4,503

Non-GAAP net income[2]	8,521	22,921

Net income attributable to E-House shareholders	7,067	10,608
Share-based compensation expense (net of tax)	1,699	4,835
Amortization of intangible assets resulting from business acquisitions (net of tax)	205	2,389

Non-GAAP net income attributable to E-House shareholders	8,971	17,832

GAAP income per ADS — basic	0.09	0.13

GAAP income per ADS — diluted	0.09	0.13

Non-GAAP income per ADS — basic	0.11	0.22

Non-GAAP income per ADS — diluted	0.11	0.22

Shares used in calculating basic GAAP /Non-GAAP income attributable to E-House shareholders per ADS	79,538,674	80,151,775

Shares used in calculating diluted GAAP / Non-GAAP income attributable to E-House shareholders per ADS	79,625,805	81,101,178

[1]	Non-GAAP income from operations included $1,463 attributable to COHT for the first quarter 2010.

[2]	Non-GAAP net income included $1,245 attributable to COHT for the first quarter 2010.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended
	March 31,
	2009	2010
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	1,372	2,544
Total value of new properties sold (millions of RMB)	9,988	21,926
Total value of new properties sold (millions of $)	1,461	3,212